October 23, 2007
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation 2006 Annual Report on Form 10-K File No. 1-10000
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated October 10, 2007 (following Wachovia’s response letter dated August 15, 2007), regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comments. For your convenience, Wachovia has restated the staff’s comments and has keyed its responses accordingly.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
1.	We note your response to comments 1 and 2 of our letter dated August 15, 2007, regarding the sensitivity analysis used to prospectively test effectiveness of fair value hedges. Please tell us:
•	If the hedges are defined as being based over a shorter period (i.e., three months) or a longer period;

•	How you consider differences between the tenor of the hedging instrument and the hedged item (e.g., 5 year swap hedging 10 year debt).

Wachovia Response:

In Wachovia’s sensitivity analysis, the fair value hedges are defined as being equal to the tenor of the individual hedging instrument, which is the same as the tenor of the hedged item.
2.	Additionally, we note that the interest rate stresses used should be developed based on realistic interest rate changes that could occur during the remaining hedge relationship. As a result, depending on the length of the remaining hedge relationship, the interest rate stresses used for each hedging relationship may be different. The stresses used should be reassessed on a regular basis to ensure the stresses are reasonable based on current and future expected market conditions and remaining time to maturity.

Wachovia Response:

As discussed in Wachovia’s response to Comment 2 of the Commission’s comment letter dated August 15, 2007, it is Wachovia’s management judgment that the scenario increments of 50, 100 and 200 bps provide a reasonable and realistic cross section of possible changes in interest rates over the remaining terms of Wachovia’s hedges. As further stated in the same response, Wachovia has not observed any market conditions through its consideration of actual historical and expected future interest rate volatility that would suggest that such scenario increments are not reasonable. If facts and circumstances result in a change in judgment, Wachovia will modify the interest rate scenarios.

3.	Please confirm that the passage of time of the interest rate swap is recorded directly to earnings in the case of your fair value hedging relationships. If the passage of time of the swap is factored out of the Dollar Value Offset retrospective assessment, please tell us how you determined such treatment is acceptable under GAAP.

Wachovia Response:

In the case of Wachovia’s fair value hedging relationships, the passage of time of the interest rate swap is recorded directly to earnings and is included in the Dollar Value Offset retrospective assessment.

4.	Please tell us if DIG Issue G2 is applied to situations where the gross purchase of the product with the derivative itself does not occur. Specifically, please tell us whether there are any circumstances where the product is actually purchased in the market and the derivative is net settled.

Wachovia Response:

There are no circumstances where the gross purchase of the product with the derivative itself did not occur. As discussed in Wachovia’s response to Comment 1 of the Commission’s comment letter dated June 28, 2007, we have an established practice of always taking delivery of the security (i.e. there are no circumstances where the derivative is net settled).

5.	Within the context of your hedged forecasted transactions, tell us if the aggregation criteria specified in your hedge documentation is defined based on discrete product types within an interest rate maturity or based on all product types within an interest rate maturity.

Wachovia Response:

As discussed in Wachovia’s response to Comment 2 of the Commission’s comment letter dated July 20, 2007, Wachovia specifically identifies in its hedge documentation the forecasted transaction as a single transaction or as a group of individual transactions that share the same risk exposure in accordance with FAS 133 paragraph 29(a). When hedging a group of transactions, Wachovia’s aggregation criteria are based on discrete product types (e.g., dollar rolls) that reprice based on an individual, specifically identified benchmark interest rate (e.g., 1-month Libor). As noted in that same response, when determining whether the forecasted transactions are probable of occurring, Wachovia would look first to the discrete product type and then, if necessary, to similar products within the program.

6.	With regard to your rollover cash flow hedging strategies using the first payments approach, please tell us how you considered the specificity requirement for derivatives that are terminated or expired. Specifically, tell us:
•	How you determined the movement up of the subsequent derivatives meets the requirements of FAS 133.

Wachovia Response:

Wachovia’s hedge documentation describes a prioritization methodology such that each individual derivative hedges the first payment that is not already hedged. Therefore, when a derivative is terminated or expired in a rollover strategy, each outstanding derivative with effective dates that follow the terminated or expired derivative will move up in prioritization. This prioritization process is clearly defined in the hedge documentation and provides sufficient specificity to identify the derivative instrument that hedges the first cash flows when the forecasted transaction occurs (as required by FAS 133, paragraph 28(a)).

This approach is consistent with the concepts in DIG Issue G13, which provides for the designation of the forecasted transaction as the changes in the benchmark interest rate associated with the first Libor-based interest payments received that in aggregate, are payments on loan principal that equates to the notional of the hedging derivative.

Further, it is Wachovia’s understanding that this approach is common in the market and considered to be the industry interpretation of DIG Issue G13.

•	If you “lock in” derivatives to certain forecasted transaction types or if the derivatives are prioritized each quarter to minimize ineffectiveness.

Wachovia Response:

Wachovia does not prioritize derivatives to minimize ineffectiveness.

As described in Wachovia’s hedge documentation, each derivative is prioritized at the inception of the hedge based on the discrete product type, under a clear, pre-defined prioritization methodology, in order to identify the hedged forecasted transaction with sufficient specificity when it occurs, in accordance with FAS 133, paragraph 28(a). As discussed in Wachovia’s response to Comment 2 of the Commission’s comment letter dated July 20, 2007, Wachovia has several discrete product types hedged within a program. When Wachovia assesses whether the forecasted transaction is probable of occurring, Wachovia first considers the forecasted transaction within each discrete product type and then, if necessary, the remaining forecasted transactions under the program are considered. Therefore, a derivative would only be prioritized to a different forecasted transaction type if it were necessary to consider other forecasted transactions within the program.

•	If your policy would allow a one-month swap to hedge one product in one period and another product in a different period. If so, is this treated as a de-designation?

Wachovia Response:

As discussed in the previous response, when Wachovia assesses whether a forecasted transaction is probable of occurring, it first considers the forecasted transaction within each product type and then, if necessary, the remaining forecasted transactions under the program are considered. Therefore, it is possible for a swap to hedge one product in one period and another product (in the same program) in a different period.

As described in Wachovia’s response to Comment 2 of the Commission’s comment letter dated July 20, 2007, since the implementation of FAS 133, we have had only four instances where we needed to consider other available unhedged forecasted cash flows in the program. In each of those cases, we elected to de-designate the derivative for operational purposes.
7.	Please tell us if you de-designate and re-designate a hedge when the forecasted transaction does not occur or there is a need for a new product.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB001

8.	Please tell us if you have incurred situations where future forecasts resulted in a decrease in the hedged forecasted transactions and if so, did you de-designate the respective hedge.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB002

9.	Please tell us how you consider differences in payment dates when determining and calculating ineffectiveness under Method 2 of DIG Issue G7.

Wachovia Response:

In calculating ineffectiveness under Method 2 of DIG Issue G7, the hypothetical derivatives are modeled with terms that reflect the relevant terms of the hedged item. Wachovia’s modeling of the hypothetical derivative includes a consideration of the appropriate payment date that reflects the payment terms of the hedged item. The payment date of the hypothetical derivative is not assumed to be the payment date of the hedging derivative. On a monthly basis, Wachovia compares the changes in unrealized gains / losses of the hedging derivative to the associated hypothetical derivative in accordance with paragraph 30(b) of FAS 133 to identify ineffectiveness in the hedge relationship. This ineffectiveness caused by differences in payment dates is recognized in the income statement.

10.	We note the Hedge Strategy Documentation Change Control Summary List included in your Cash Flow Hedge Documentation (Appendix A). Please tell us the nature of the changes made and whether any of these changes were considered de-designations.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB003

11.	Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuances of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26. Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts. If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133. Please tell us whether the application of hedge accounting to these instruments was material to your results of operations for the quarter ended June 30, 2007.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB004
* * *

     Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Senior Vice President and
     Principal Accounting Officer